UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-41598

YS BIOPHARMA CO., LTD.

Building No. 2, 38 Yongda Road
Daxing Biomedical Industry Park
Daxing District, Beijing, PRC
Tel: 010-89202086

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of Completion of its Business Combination with Summit Healthcare Acquisition Corp. and Planned Trading of the Company’s Ordinary Shares and Warrants

On March 16, 2023, YS Biopharma Co., Ltd. (the “Company”) issued a press release to announce the completion of its business combination with Summit Healthcare Acquisition Corp. and that the ordinary shares and warrants of the Company are to begin trading on the Nasdaq Capital Market on March 17, 2023.

A copy of the press release is attached as Exhibit 99.1 to this current report on Form 6-K and is incorporated by reference herein.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title

99.1	Press Release, dated March 16, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YS Biopharma Co., Ltd.

Date: March 17, 2023	/s/ Yi Zhang
Yi Zhang
Chairman and Director